UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No.     )*

GOSSAMER BIO, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

38341P102

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 38341P102	Page 2 of 5

(1)	Names of reporting persons Faheem Hasnain
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of	(5) Sole voting power 3,382,109
shares beneficially owned by	(6) Shared voting power 0
each reporting person	(7) Sole dispositive power 3,382,109
with:	(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 3,382,109
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 5.1%
(12)	Type of reporting person (see instructions) IN

SCHEDULE 13G

CUSIP No. 38341P102	Page 3 of 5

ITEM 1.	(a)Name of Issuer:

Gossamer Bio, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

3013 Science Park Road, San Diego, California 92121.

ITEM 2.	(a)Name of Person Filing:

This statement is filed on behalf of Faheem Hasnain (the “Reporting Person”).

(b)	Address or Principal Business Office:

The business address of the Reporting Persons is 3013 Science Park Road, San Diego, California 92121.

(c)	Citizenship of each Reporting Person is:

The Reporting Person is a citizen of the United States.

(d)	Title of Class of Securities:

Common Stock, par value $$0.0001 per share (“Common Stock”).

(e)	CUSIP Number:

38341P102

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

The ownership information below represents beneficial ownership of Common Stock of the Issuer as of the date hereof, based upon 66,038,122 shares of Common Stock outstanding as of November 6, 2019.

(a) Amount beneficially owned:

The Reporting Person may be deemed to beneficially own 3,382,109 shares of Common Stock held by a family trust of which the Reporting Person is a trustee, which 1,932,895 shares are subject to forfeiture upon the Reporting Person’s departure from service with the Issuer.

(b) Percent of class: 5.1%

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 3,382,109
(ii)	Shared power to vote or direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 3,382,109
(iv)	Shared power to dispose or to direct the disposition of: 0

SCHEDULE 13G

CUSIP No. 38341P102	Page 4 of 5

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

SCHEDULE 13G

CUSIP No. 38341P102	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:February 10, 2020

Faheem Hasnain

/s/ Faheem Hasnain